UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá D.C., February 22, 2019

MATERIAL INFORMATION

Avianca Holdings S.A. (“Avianca” or the “Company”) would like to clarify that:

•

Oceanair Linhas Aéreas S.A. (“Oceanair”) and Avian Líneas Aéreas S.A. (“Avian”) are separate entities independent from Avianca, with separate management teams, administration, operations and financial statements.

•

Oceanair and Avian are licensed to use the trademark “Avianca” under separate trademark licensing agreements entered into by Aerovías del Continente Americano Avianca S.A. and Oceanair in 2009, and by Aerovías del Continente Americano Avianca S.A. and Avian in 2016, respectively.

•

The due diligence process previously in place regarding a potential integration of Avianca Holdings S.A. with Oceanair has been suspended for a substantial amount of time and will remain postponed indefinitely.

•

The Company currently intends to phase out its Embraer fleet in accordance with its long-term fleet plan. Ten Embraer-190 aircraft are proposed to be phased out from Avianca’s fleet. A related $38.9 million one-time non-cash impairment charge for these assets is reflected in Avianca’s 2018 fourth quarter results, representing the estimated residual value of the entire Embraer-190 fleet.

•	Avianca has appointed three global investment banks to work with the Company to actively manage Avianca’s outstanding liabilities due 2020.

•

Avianca has implemented an internal transformation process, migrating Avianca from a growth-oriented to a profitability-focused business model. The transformation process is driven by six key levers: (1) adjusted fleet plan that is expected to decrease growth rate; (2) enhancement of operational efficiency; (3) divestiture of certain non-core assets; (4) strengthening of operating profits; (5) strengthening of capital structure; and (6) re-prioritization of CapEx investments. Avianca has retained Seabury Consulting, which offers expertise specific to the aviation industry, to assist with the implementation of the planned transformation.

•	Gerardo Grajales will be leading the Company’s transformation process in his new role as Chief Transformation Officer.

•

In addition to the information reported on June 19, 2018, regarding the incorporation of the company Regional Express América S.A.S. (“Regional Express América”), Avianca informs that Regional Express América is currently in process of obtaining technical certification by Colombian Civil Aviation Authority. Regional Express América expects to begin its operations next March, once it obtains corresponding government approvals.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel